Mail Stop 3561

August 27, 2008

CEC Entertainment, Inc.
Christopher D. Morris- Executive Vice President, Chief Financial Officer and Treasurer
4441 West Airport Freeway
Irving, Texas 75062

Re: **CEC Entertainment, Inc.**
                Form 10-K for the year ended December 30, 2007
                Filed February 28, 2008
                File Number: 001-13687

Dear Mr. Morris:

We have reviewed your filing and have the following comments. We think you should revise your future filings in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Form 10-K for the fiscal year ended December 30, 2007

Item 6- Selected Financial Data

Non-GAAP Performance Measures, page 18

1. You state that adjusted EBITDA is presented because management believes that it is helpful to investors, securities analysts and other interested parties in evaluating your performance as compared to the performance of other companies in your industry. In this regard, it appears that your presentation of adjusted EBITDA also does not meet the conditions of use specified in Item 10(e)(1)(i)(C) of Regulation S-K (see footnote 44 of FR-65.) Furthermore, it is unclear how this non-GAAP measure provides useful or comparable information as other industry registrants are not presenting a similar non-GAAP measure in filings with the commission. As such, please revise to delete this non-GAAP measure in future filings.

Item 7-Management's Discussion and Analysis of Financial Condition and Results of Operations

2. One of the principal objectives of MD&A is to give readers a view of the company through the eyes of management by providing both a short and long-term analysis of the business. In order to so, companies must identify and disclose known trends, events, demands, commitments and uncertainties that are reasonably likely to have a material effect on financial condition or operating performance. In this regard, since you are making such a significant investment in remodeling your current stores, tell us and please consider revising future filings to provide more details regarding your current remodeling plans and the long term operational trends management expects to achieve through this process. In particular, you should consider enhancing your disclosures in relation, but not limited to the following:
   - The underlying reasons for making such a large investment in remodeling your stores to increase entertainment space (e.g. these services are more profitable or/and sales drivers that would significantly increase your revenues, therefore providing a larger return on investment);
   - Expected or know operating trends related to your remodeling (e.g. increased sales, greater profitability as well as any expected write-offs related to games and equipment);

   As discussed in Section III.B.3 of our most recent MD&A release (i.e. FR-72), please note that the disclosures required to address known material trends and uncertainties in the discussion and analysis should not be confused with optional forward-looking information. Not all forward-looking information falls within the realm of optional disclosure. In particular, material forward-looking information regarding known material trends and uncertainties is required to be disclosed as part of the required discussion of those matters and the analysis of their effects

Overview, page 19

3. In light of the significant amount of common stock that you have repurchased over the last four years and its related material impact on earnings per share ("EPS") in these reporting periods, we believe you should expand your Overview (Executive) summary section to discuss this repurchase program and the related impact it has had on changes in EPS. To highlight and provide information about the variability of a company's EPS so that investors can ascertain the reasons for material changes in amounts of EPS, please provide a table that separately discloses the amount of each reporting period's change between amounts attributable to the impact of (i) the share repurchase program; and (ii) amounts attributable solely to net income. We believe this disclosure is important so readers do not incorrectly attribute changes in EPS solely to operational changes (i.e. improvements, etc). Please advise and revise as appropriate in future filings.

Contractual Obligations, page 24

4. As this table is intended to increase the transparency of cash flow, we believe that registrants should generally include scheduled interest payments in the table. Where interest rates are variable, please disclose the methodology used to estimate the interest payment.

Item 8- Financial Statements and Supplementary Data

Consolidated Statement of Earnings, page 32

5. Based on disclosures throughout your filing and our understanding of your business structure, we note that you provide both full-service family entertainment (e.g. musical and comic entertainment, games, rides, and arcade-style activities) and dining (sale of tangible products – pizzas, sandwiches, appetizers, etc) in your stores. It also appears that the entertainment and dining activities each separately provide a material amount of your consolidated revenues. In addition, based on disclosures on page 3, it appears that your new business development strategy is to remodel your current stores and invest capital through the evolution of games, rides and entertainment packages by increasing space allocated to the game room and the number of games as well as rides.

6. As such, in future filings, it appears that you should disaggregate the disclosure of "Company store sales" on the face of your consolidated statements of earnings by expanding your revenues components to separately disclose amounts for "Food and Beverage Revenues" and "Amusement (Entertainment) and Other Revenues" as well as their separately related "Cost of Sales" amounts. We believe that this separate disclosure is supported as (i) Rule 5-03(b)(1)-(2) of Regulation S-X provides for enhanced and separate disclosure of material revenue activities; (ii)

Topic 11L of the Staff Accounting Bulletins provides a basis for separate disclosures of revenues and its related costs of entertainment and dining activities similarly used by others that provide these type of activities; and (iii) there are some similar features in the nature of your operations to others that may provide a breakout of separate interrelated major components (e.g. breakout of hotel and dining, hotel and entertainment, passenger ticket and onboard revenues, etc.). Lastly, we believe this disclosure provides useful and meaningful information to readers as well as comparability to other entertainment and dining registrants who provide a separate breakout of "Food and beverage revenues" and "Amusement and other revenues" and its related costs. This separate disclosure becomes even more pertinent where the trends and amounts of revenues and costs related to each of these activities may change between reporting periods and in future periods as one strategies change as cited in the above paragraph. Therefore, please advise and revise as appropriate in future filings.

7. Additionally, based on the aforementioned factors, it appears that you should revise your MD&A disclosures to discuss both revenues as well as costs of sales for entertainment services and food products separately. This detailed and separate presentation affords investors of the relative contribution of these separate activities to revenues and costs. For guidance, please refer to FR-72 (Release No. 33-8350).

Notes to Consolidated Financial Statements

Note 1- Summary of significant accounting policies

8. Reference is made to your accounts receivable note (3) that includes amounts for vendor rebates. Please tell us and disclose in future filings the accounting treatment pertaining to vendor rebates including whether you specifically considered EITF 02-16. In addition, please consider MD&A disclosure requirements regarding the comparability of financial statement information with respect to material difference in amounts of vendor rebates received from period to period.

Property and equipment, page 35

9. It appears that furniture, fixtures and equipment as discussed within this note, should be consistently disclosed as games, kitchen and other equipment as provided within note 3 on page 39. As game, kitchen and other equipment represent a material amount of your consolidated assets (cost basis of approximately $410 million) with a wide range of estimated useful lives (i.e. 4 to 20 years) and consistent with the separate breakout of entertainment and dining activity amounts as provided in our comment above, we believe that the game assets should be disaggregated as a major component separate from the kitchen

and other equipment assets with separate disclosure of their respective useful lives and the amounts of these major components in the notes to the financial statements in notes 1 and 3, respectively. In a similar manner, we also believe that the separate amount of inventories attributed to (i) entertainment; and (ii) food and beverage should be disclosed in the notes for each balance sheet reporting period. Please advise and revise as appropriate in future filings.

10. We note that you recognized a $9.6 million impairment during the fourth quarter, which appears to relate to you restaurant closings. However, due to the materiality of the impairment, please tell us, and revise your filing to disclose the facts and circumstances leading to the impairment as well as the method or methods for determining the fair value as required by paragraph 26 of SFAS 144.

* * * *

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Juan Migone at (202) 551-3312 if you have questions regarding comments on the financial statements and related matters. Please contact the undersigned at (202) 551-3816 with any other questions.

Sincerely,

Joseph A. Foti
S.A.C.A.